June 23, 2008

Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549-7010
Attention: H. Christopher Owings, Assistant Director

Re:	ecoSolutions Intl Form 10 filed on May 7, 2008 File No. 000-53225

Dear Mr. Owings:

By letter dated June 2, 2008, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided this company, ecoSolutions Intl, with comments to this company’s Form 10 Registration Statement filed with the SEC on May 7, 2008. This letter contains the responses of ecoSolutions Intl to the Staff’s comments. The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the June 2, 2008 letter from the Staff.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Company’s Response

We do not wish to withdraw the registration statement on Form 10 at this time. We understand that the registration statement will automatically become effective sixty days after filing, and at such time we will become subject to the reporting requirements of the Securities Exchange Act of 1934.

Disclosure Regarding Forward-Looking Statements, page 3

2. Please remove the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 or tell us how you think it applies to the company. Section 21E is only available to companies who are currently subject to the reporting requirements of the Securities Exchange Act of 1934.

Company’s Response

We will revise the Form 10 to remove the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934; specifically, as follows:

This registration statement on Form 10 contains “forward-looking statements” concerning our future results, future performance, intentions, objectives, plans, and expectations, including, without limitation, statements regarding the plans and objectives of management for future operations, any statements concerning our proposed products or services, any statements regarding future economic conditions or performance, and any statements of assumptions underlying any of the foregoing. All forward-looking statements included in this document are made as of the date hereof and are based on information available to us as of such date. We assume no obligation to update any forward-looking statements. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “potential,” or “continue,” or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Future financial condition and results of operations, as well as any forward-looking statements are subject to inherent risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this Form 10.

Item 1. Business, page 4

3. Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting all of the statements you make about the plastic and bioplastics industry throughout the Form 10. For example, under “Organizational History” on page four, you indicate that there are 350 billion pounds of plastics produced annually and that the industry has a 5% annual growth rate. Under “Overview of Plastics Market” on page five, please provide marked materials from Worldwatch.org to support the statistics you cite and for the pricing information in the last paragraph. In addition, please provide support for the claims regarding toxic additives in PVC, PET and global warming on page six. Please note that these are only examples. Please provide support for all of the third party data in the Form 10.

Company’s Response

We are providing, as Exhibits A-V to this letter, independent supplemental materials, with appropriate markings and page references, to support the statements made about the plastic and bioplastics industry throughout the Form 10.

Based on this support, we will modify Form 10 wording on page 4 in the second paragraph under “Organizational History” to add “approximately” to the wording of a 30% growth in the industry for hardwood flooring. We will delete the reference in the third full paragraph on page 5 under “Overview of Plastics Market” that commodity polymers comprise roughly 90% of aggregate plastic market. In addition, we will change the sentence in the last paragraph on Page 6 under “Plastic Wasted Management and Pollution” that currently says “U.S. municipal solid waste has risen from less than 1% in 1960 to over 11.8% by weight in 2005” to “U.S. municipal solid waste has risen from less than 1% in 1960 to 11.7% in 2006.”

Organizational History, page 4

4. Consider expanding upon your expanded line of business here otherwise readers are not made aware of the products you intend to sell until page 11. Your only reference to your expanded line of business is in the bottom paragraph on page four, where you state that you are transitioning to “competitive premium priced products that are environmentally attractive alternatives to more toxic and damaging materials . . .” Please go into additional detail, if only briefly, about what those products constitute.

Company’s Response

We will revise the Form 10 to include a brief description of our principal product offerings under “Item 1- Business - Organizational History.” Specifically, we will revise that section to include a description of products as follows:

“In particular, in connection with our new line of business, we intend to offer a suite of products classifiable into one of three broad product lines, namely: (i) a Correlative Product Line, (ii) an Enriched Product Line, and (iii) an Overall Sustainability Product Line. The nature and types of products included in our Correlative Product Line will be products designed to contain no toxic PVC materials compared with non-green substitutes, which contain PVC. Products in our Correlative Product Line will perform similarly to the non-green substitutes that they replace but their production will emphasize their inclusion of more readily recyclable and eco-friendly materials.

Our Enriched Product Line will include products manufactured with an eco-friendly focus, as in the case of our Correlative Products; however, our Enriched Products will feature improvements in product performance (compared to their non-green competitors) in addition to the “green” nature of these products. Our Overall Sustainability Product Line will feature products that improve the overall sustainability of the materials that they replace by using technology that builds upon the other two categories, including benefits relating to biodegradability, among others.

More specifically, we currently market ecoPlastic™ and ecoFoam™ suites of products. Our ecoPlastic™ brand represents our primary suite of products, and includes products/materials from our Correlative Product Line, Enriched Product Line, and Overall Sustainability Product Line. Our ecoFoam™ suite includes offerings from our Correlative Product Line and Enriched Product Line only, and represents a subset of our ecoPlastic™ suite. For additional details regarding our principal product offerings, please see “Item 1 Business - Principal Products.

Bioplastics, page 7

5. Please provide support for the statement that “major players in the industry are loath to disclose income” and that “industry sources believe bioplastics occupy but a small niche in the global plastics market, which totals $250 billion and produces 350 billion pounds a year.”

Company’s Response

We will revise the Form 10 to delete the reference that “major players in the industry are loath to disclose income.” We have provided independent support for the statement that “industry sources believe bioplastics occupy but a small niche in the global plastics market, which totals $250 billion and produces 350 billion pounds a year” in Exhibit B and Exhibit M attached hereto.

Business Strategy, page 8

6. Please provide support for the statement in the first paragraph on page nine that “PVC has been declared to be the equivalent of public enemy number one for many manufacturers.” Please also elaborate upon why “the practical applications of bioplastics are limited and the returns are several years away.”

Company’s Response

Please see Exhibit O attached hereto for support for our statement that “PVC has been declared to be the equivalent of public enemy number one for many manufacturers.”

We will revise the Form 10 to delete the reference that “the practical applications of bioplastics are limited and the returns are several years away.” We will revise the sentence to say “While our competitors in the bioplastics space are focusing almost exclusively on bioplastics where the practical applications have so far been limited (65% of bioplastics in 2007 were estimated to be limited to the packaging and food industries), we intend to develop and market products that provide immediate solutions to ecological and health issues.” We have provided support for this industry reference in Exhibit R.

7. You mention that the alternatives to conventional plastics that you plan to market are not strictly classified as bioplastics. Please revise to explain what aspects of them do not allow them to be classified as bioplastics. Specifically, state here whether you intend to produce any products that could be classified as bioplastics, outside of grocery bags.

Company’s Response

We will revise the Form 10 to make clearer the distinction between the non-PVC plastic materials we market and bioplastics. Specifically, we will include a section in the Form 10, similar to the discussion entitled “Conventional Plastics vs. Bioplastics” on page 8 of the Form 10, comparing our non-PVC plastic alternatives with bioplastics, as follows:

Bioplastics vs. Non-PVC Plastics

Like bioplastics, our non-PVC plastic alternatives are environmentally friendly because their production does not materially contribute to global warming. Because PVC is not used in the production of our eco-friendly plastic materials, emissions of carbon dioxide are reduced, as compared with conventional plastics.

One of the significant appeals of bioplastics products is that they are biodegradable. Bioplastics are biodegradable in that they are made out of materials that return to their natural state when buried in the ground via the action of microorganisms, which convert them into carbon dioxide and water.

While we do market certain items, such as our shopping bags, which are considered biodegradable, a majority of our non-PVC products are degradable. The primary difference between degradable and biodegradable is that heat, moisture and/or UV exposure most often cause the degradation of a degradable product, whereas microorganisms degrade a biodegradable product. In other words, many of our non-PVC products are still made from materials that return to their natural state once buried in the ground. Our shopping bags break down and decompose in the same way as bioplastics, i.e., they decompose via the actions of microorganisms. However, unlike our shopping bag products, our non-PVC materials decompose from a combination of heat, moisture and sunlight. Ultimately, our non-PVC materials do not present the same disposal concerns and challenges that conventional plastics do (like disposal via landfills or incinerators), and can be buried with other degradable waste.

Although a few of our non-PVC materials may be neither degradable nor biodegradable (e.g., underlining materials for wood flooring/carpeting), they are still more eco-friendly than the conventional plastic products they replace, including being made from non-toxic materials and recycled materials, and are otherwise recyclable.

8. (A) Here or in your discussion of Principal Products, please revise to specifically state what kind of products you intend to sell, whether classified as plastic alternatives or as bioplastics and to whom you intend to sell them. You indicate that your products come in an “endless array of applications” but this statement is not helpful to a reader in order to understand what you will be producing. (B) Please also revise your discussion under “Market” to provide more detail around your statement that your core markets include “nearly every manufacturing industry.” (C) Finally, please also revise your discussion under “Opportunities for Branding” to describe the prospective customers you state will be seeking out your products and how you intend to initiate contact with them.

Company’s Response

A. We will revise the discussion of our Principal Products to specifically identify current applications of the materials we market under our ecoPlastic™ and ecoFoam™ suites in order to support the statement that our products are “available in an endless array of applications.” Specifically, we will revise the Principal Products section of the Form 10 to read substantially as follows:

Generally, our suite of products and materials can be classified into one of three categories:

º Correlative Products. These products are next-step solutions, making a big impact on reducing the volume of materials in production that are more damaging to the environment and personal health (including exclusion of toxic PVC). Correlative products will perform similarly to what they replace, but are more environmentally friendly by being more readily recyclable and eco-friendly in their production.

º Enriched Products. These products provide material performance gains as well as “green” performance. These products will often be recyclable and gentler on the environment as our Correlative Products are, but add benefits such as degradability and significant enhancements to the production process and final product.

º Overall Sustainability Products. This category represents products that improve the overall sustainability of the materials they are replacing by using technology that builds upon the other two categories. These advantages include biodegradability, materials made from renewable resources and a more comprehensive approach to “greening” the supply chain.

More specifically, we currently market the following brands/suites of products:

º ecoPlastic™ is our primary suite of products and spans all three categories of our offerings. Correlative ecoPlastic™ products include recyclable materials such as polyethylene and polypropylene, which can replace more harmful materials easily and include some environmental benefits. Enriched ecoPlastic™ products include certain thermoplastic elastomer materials that can replace toxic plastics such as PVC and offer performance gains. Overall Sustainability ecoPlastic™ products include plastics derived from renewable resources such as corn and tapioca. Specifically, our ecoPlastic™ materials are used in pellet form to produce such diverse products as shopping bags and other consumer/disposable products such as trash bags, toys, dolls, and packaging materials.

º ecoFoam™ products include finished and semi-finished products in the Correlative and Enriched product categories.  A sub-set of ecoPlastic™, ecoFoam™ is designated when the material is sold as a foam material instead of typical plastic processing methods such as molding and extruding. Specifically, our ecoPlastic™ materials are used to manufacture yoga mats, flip flops, shoe insoles, seat covers used in the automobile industry, anti-slip materials for carpets, and certain kinds of packaging materials.

B. We will revise our Form 10 to clarify the nature and scope of our market. Specifically, we will revise the Market section of the Form 10 to read substantially as follows:

The materials we distribute under our ecoPlastic™ and ecoFoam™ suites are marketed as a greener and eco-friendly alternative to the conventional plastics available today. As such, we consider our core market to be the plastics industry, and all other industries associated with the plastics industry, such as the vendors who supply plastic parts, components and other raw materials to plastics manufacturers and retailers who sell to end consumers. To the extent manufacturers employ the use of plastic materials in their productions processes, we believe that an opportunity exists for marketing our products to such vendors and suppliers. In sum, we consider our primary markets to include, and intend to market our products to, (i) manufacturers of plastic products (whether plastic parts, components or final products) (ii) manufacturers who do not necessarily produce plastic products or components but nonetheless utilize plastic raw materials in their production processes, (iii) businesses that support the foregoing manufacturers by supplying plastic raw materials in to them, and (iv) retailers who sell plastic products to consumers or who use plastic products in their operations.

As we grow our new business, we plan to seek out any opportunities existing in the marketplace for eco-friendly substitutes to conventional plastics. Therefore, we intend to adopt a two-fold approach to maximizing the potential marketplace for our ecoSolutions™ line of products, by marketing our products to both vertical and horizontal supply chains:

º Vertical Markets. We have identified certain specific markets which are primed for our products, such as the toy industry, which is using a lot of damaging PVC materials and is under public pressure for their manufacturing practices. We intend to market and introduce our products to these kinds of industries, thereby assisting with their efforts to produce an environmentally safer end product. In addition, we anticipate that selling vertically into manufacturing industries will create co-branding opportunities, thereby expanding our visibility in the marketplace and creating additional growth opportunities.

º Horizontal Markets. We also plan to expand our sales efforts to include distribution and fabrication companies. These companies often service dozens of large manufacturers and can integrate our materials and products into their product offering, giving them an advantage in providing eco-friendly solutions to their customers. This approach allows us to expand the reach of our materials into the marketplace and capitalizes on the existing abilities of these companies to service large numbers of customers simultaneously.

In addition, to maximize our sales and profitability, we plan to market and target our suite of products and services to large, regional or national companies located in North America. We believe that our ability to successfully recruit these kinds of customers will help improve our profitability, as we would likely have access to large volume orders generated by the expansive customer bases usually maintained by such large customers.”

C. We will revise our discussion under “Opportunities for Branding” in the Form 10 to describe the prospective customers we intend to seek out in this regard and how we intend to initiate contact with them. Specifically, we will revise the “Opportunities for Branding” section of the Form 10 to read substantially as follows:

Opportunities for Branding

The market for branded products and services with attributes of environmental responsibility and sustainability is an emerging business opportunity. We believe that manufacturers are positioning products as environmentally responsible or superior to gain a competitive advantage, as they believe consumer preferences are shifting with increasing eco-awareness. Over the past year, we have witnessed a steady increase in the number of major global companies that have begun to position themselves and their product lines as being more environmentally responsible. A recent example of this kind of corporate awareness program includes General Electric’s “Ecomagination,” a program dedicated to General Electric’s manufacture and introduction into the marketplace of eco-friendly and eco-conscious product lines.

We believe that with increasing “green” awareness on the part of the consumer, such eco-branding influences consumer behavior in two ways - first, it introduces “green” as a considered attribute or characteristic of a given product at the point of sale, and second, it enables consumers to comparison shop based on “green”. As consumers become more eco-conscious and adjust behavior to reflect such preferences, we anticipate that manufacturers and service providers will begin to seek out ways to distinguish themselves based on the “green” attributes of the products (much in the same manner as General Electric). Therefore, we view the market for environmentally friendly or “green” branded products as having stellar business potential for our ecoFoam™, ecoPlastic™, and ecoSolutions™ brands. Co-branding enables our customers to convey environmental responsibility to their end consumers by referencing our brand with their product. In addition, we anticipate that such co-branding opportunities will expand the visibility of our products in the marketplace.

We are in current discussions with customers and potential customers in the industries of toys, shoes, fitness products, flooring, automobiles and retail regarding the opportunities for branding. We intend to contact companies in other industries that use plastic materials regarding branding opportunities of our products as we continue to grow our business.

9. Please expand the disclosure in the third full paragraph on page ten to explain how the company intends to transition out of the wood flooring business and how long such transition is expected to take. If you expect this transition to be prolonged, please revise your discussion here to elaborate upon this line of business as well.

Company’s Response

We will expand our disclosure in the third full paragraph on page ten of the Form 10 as requested. Specifically, we will revise that paragraph as follows:

We continue to maintain a presence in the wood flooring business as we transition fully to our new non-PVC/bioplastics business focus. We presently sell wood flooring products to retailers and distributors, with an emphasis on eco-friendly sustainable flooring. This transition will involve us continuing to sell to existing wood flooring customers but not targeting potential new wood flooring customers. We have started this transition in the second quarter of 2008 and anticipate the transition to be completed by December 31, 2008. We are, however, focused on implementing our new business plan and growing as a player in the non-PVC and bioplastics markets.

10. Also, we note that you provide management services for your President’s company, Patridge & Company. Please discuss what services you provide and whether you intend to continue with this line of business as a source of revenues.

Company’s Response

We do not consider the management services we provide to Patridge & Company (our President’s company) a line of business for our company. The amount of revenues earned from these services in each of our prior two fiscal years have comprised less than 2% (in each case) of our aggregate sales for each of those fiscal years. In fiscal 2006, we had gross sales of $1.39 million, and earned $7,500 from such management services, constituting less than 1% of our total revenues in 2006. In fiscal 2007, we earned $6,000 in fees from such services, which constitutes a little over 1% of our gross revenues of approximately $444,000 for that year.

The services are performed on a part-time basis by an employee of our company, and include financial and property management services. Since these management services do not contribute materially to our profitability, we do not consider it to be a distinct line of business for our company.

Business Model, page 11

11. Please provide support for the statement that your inventory practices are “world-class.”

Company’s Response

We will revise the Form 10 to eliminate the reference to our inventory practices as “world-class.”

12. Please revise to give an example of the uses of your ecoPlastic and ecoFoam. If you have already started generating sales from these products, at the very least, give examples of the types of products that have been sold in these categories.

Company’s Response

As noted above, we will revise the discussion under “Principal Products” of the Form 10 to specifically identify current applications of the materials we market under our ecoPlastic™ and ecoFoam™ suites. We believe the proposed revised description of our Principal Products set forth herein in response to Comment 8 of your June 2, 2008 letter sufficiently responds to the comment raised in Comment 12 above.

13. Elaborate upon the source of your products. We note your discussion of the distribution agreements you have entered into under “Recent Developments” but you do not discuss the source of your products in the context of your business operations or the terms of such arrangements. Also, clarify whether you are dependent upon a particular source for your products; we note your risk factor disclosure on page 15 states that you “presently utilize various suppliers for your products.”

Company’s Response

We will revise the Form 10 to discuss the sources of the products we market. Specifically, we will include the following in response to the issue raised in Comment #13:

We obtain our non-PVC materials from a variety of manufacturers in Asia whom we believe hold the intellectual property rights in respect of the production of non-PVC plastics. We have an exclusive distribution rights for two Asian manufacturers’ products within the United States during the term of our agreement with them. In addition, under one agreement, we have exclusive distribution rights regarding any new non-PVC plastic products that the manufacturer introduces to the marketplace. We have an agreement with a Chinese manufacturer of bioplastic shopping bags which grants us exclusive distribution rights for the manufacturer’s products within North America upon our satisfaction of certain conditions, including aggregating purchase orders for a single calendar month of up to US$150,000. The agreement also provides us with the right to include under the scope of our exclusivity, if we ever earn such exclusivity, any new products of the manufacturer. Our non-reliance on any single supplier of non-PVC materials permits a certain degree of flexibility in keeping up with market demand such that we are never dependent on any operations or output of any single manufacturer.

Other than the agreement with the bioplastic shopping bag manufacturer, which provides for exclusive distribution rights upon meeting certain purchase thresholds, none of our arrangements or agreements with suppliers include minimum order thresholds over a certain period, or otherwise obligate us to purchase more than we are capable of disposing at any given time.

Intellectual Property, page 12

14. Clarify whether the manner of creating ecoPlastic and ecoFoam products has been patented in the United States. We note your indication on page 9 that the Asian manufacturing company that you have an exclusive sales agreement with for North America “has patents related to production of these eco-friendly non-PVC pellets and foam,” but it is not clear in what jurisdiction these patents are held.

Company’s Response

Based on our limited investigation on this issue, we believe that the patents and other intellectual property rights to the non-PVC products we market are held by the Asian manufacturers with whom we deal, and such patents are held and registered generally in Asia and Europe, including Germany, Taiwan and China. However, it appears that at least one of the Asian manufacturers holds a patent in connection with the production of non-PVC plastic materials, which has been registered in the United States, and has at least four patent applications pending with the United States Patent and Trademark Office.

Recent Developments, page 13

15. In your next amendment, please file the distribution agreements and the master vendor agreement as exhibits.

Company Response

We believe that public disclosure of certain portions of the distribution agreements and master vendor agreement will cause significant competitive harm to us, especially as we grow our new line of business.

Pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, we will be requesting an order granting confidential treatment for certain portions of the distribution agreements and master vendor agreement. In the interim, we will amend the Form 10 to file redacted portions of the distribution agreements and master vendor agreement as exhibits to the Form 10 pending resolution of our confidentiality request.

16. In an appropriate place in the Form 10, please provide the information required by Item 101(h)(5) of Regulation S-K.

Company Response

We will revise the Form 10 to provide the information required by Item l01(h)(5) of Regulation S-K, specifically, as follows:

“We have filed this registration statement on Form 10 with the Securities and Exchange Commission (“SEC”) with respect to the shares of our common stock. We are not required to deliver an annual report to security holders and do not intend to voluntarily send an annual report, including audited financial statements. Upon effectiveness of this registration statement on Form 10, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. You may review a copy of this registration statement on Form 10, and all other reports we may file in the future with the SEC, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet web site maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also request a copy of our future SEC filings at no cost, by writing or telephoning us at:

ecoSolutions Intl
295 East Main Street, Suite 1
Ashland, Oregon 97520
Attention: Corporate Secretary
Tel. No.: (541) 552-9360

Item lA. Risk Factors, page 14

17. Please revise the sub-heading for each risk factor to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as “We will incur increased costs as a result of becoming a reporting company,” “Our bylaws provide for our indemnification of our officers and directors,” and “We are unlikely to pay dividends on our common stock in the foreseeable future.” Please revise this section throughout to succinctly state in your subheadings the risks that result from the facts or uncertainties.

Company Response

We will revise the sub-heading for each risk factor indicated in the Form 10 to ensure it reflects the risk that we discuss in the underlying text. Specifically, we intend to revise our discussion of risk factors substantially as follows:

Risks Relating to Our Business

Our future profitability is uncertain, and we have a limited operating history on which you can base your evaluation of our business.

We have had net operating losses since our inception in 2004. At December 31, 2007, our accumulated deficit was approximately $3.6 million. Because we have a limited history of commercial operations and we operate in a rapidly evolving industry, we cannot be certain that we will generate sufficient revenue to operate our business and become profitable.

Our revenues will be dependent on the successful commercialization of our products and services. In addition, if we are unable to develop, commercialize or license technologies and rights relating to the production/distribution of alternative plastics, we could have significant losses in the future. While we believe that our business plan, if implemented as drafted, will make our company successful, we have no operating history against which we can test our plans and assumptions, and therefore cannot evaluate the likelihood of success.

Our capital resources may not be sufficient to meet our capital requirements, and in the absence of additional resources we may have to curtail or cease business operations.

We have historically generated negative cash flow and losses from operations and could experience negative cash flow and losses from operations in the future. Our independent auditors have included an explanatory paragraph in their report on our financial statements for 2007 and 2006 expressing doubt regarding our ability to continue as a going concern. We currently only have a limited amount of cash available, which cash is not sufficient to fund our anticipated future operating needs beyond June 2008. Our new business is yet to generate sufficient amount of revenues from which we can pay our administrative and operating expenses, and will likely have to depend on affiliate and outside funding to meet our operating needs past June 2008. In addition, our capital commitments anticipated for 2008 include the potential acquisition of Vinyl Trends, Inc., which, if consummated, would require a purchase in a combination of cash and Company stock. We will require additional funds to consummate this acquisition.We currently anticipate that we will receive additional funding from loans made to us by William Patridge, our President, convertible debt bridge financing during the second half of 2008 from outside investors up to $1 million, and additional debt or equity financing in late 2008 or early 2009 between $5 million to $10 million. However there is no assurance that we will obtain such financing, or that we do so on favorable terms, and no assurance can be given that we will have sufficient capital available to make the Vinyl acquisition, or operate beyond June 2008.

We do not have any existing bank credit facilities. Our ability to obtain such financing may be limited and if we are unable to secure such financing, our profitability may be adversely affected.

As noted above, we will need to secure financing to continue our operations beyond June 2008. One common source of such financing is bank loans and credit facilities; however, we do not have any existing bank credit facilities. Our ability to obtain such financing may be limited as banks and other financial institutions may be reluctant to extend credit to businesses they perceive as lacking prolonged operating histories, and information relating to revenues and costs upon which they can evaluate the merits and risks of any such credit extension. Our inability to secure bank credit facilities (or some other form of cash/liquid injection) may have an adverse effect on our results of operations. Due to our limited operating history, and the lag often existing between commencing business operations and profitability, in the absence of such bank financing, we may be forced to rely solely on revenues generated from our new business operations in order to support our company, which revenues may not in the short term be sufficient to meet our operating and administrative expenses. If we do not have sufficient cash to meet our expenses, whether from revenues or bank credit, we may have to curtail or cease business operations.

Our success will be influenced by the price of petroleum, the primary ingredient in conventional petroleum-based plastics, relative to cost of bioplastic raw materials such as soybean oil and cornstarch.

Our success will be influenced by the cost of our eco-friendly alternative products relative to the cost of petroleum-based plastics. The cost of petroleum-based plastic is in part based on the price of petroleum. The prices of our suite of ecoSolutions™ products will depend in part on the cost of certain raw materials such as soybean oil and cornstarch. For example, in past years, the prices of petroleum and corn have diverged dramatically. Recently, the price of corn has increased. If the price of corn or corn sugar were to dramatically increase or if the price of petroleum decreases, any of our products based on cornstarch may be less competitive relative to petroleum-based plastics. While we expect to be able to command a premium price for our environmentally sustainable products, a material decrease in the cost of conventional petroleum-based plastics may require a reduction in the prices of our products for them to remain attractive in the marketplace. In such instance, if corn prices or the cost of other bioplastic inputs remain stable or increase, we may be required to price our products at a level that causes us to operate at a loss.

 Our ability to hire and retain key personnel will be an important factor in the success of our business and a failure to hire and retain key personnel may result in our inability to manage and implement our business plan.

Our company’s top management team is currently small and we have a limited number of sales employees. The loss of the services of any of these key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. We may not be able to attract and retain the necessary qualified personnel. If we are unable to retain or to hire qualified personnel as required, we may not be able to adequately manage and implement our business plan. None of our employees are presently subject to any employment agreements with us.

Our future growth is dependent upon strategic relationships with key suppliers within the non-PVC and bioplastics industry. If we are unable to develop and maintain such relationships, our future business prospects could be significantly limited.

Our future growth will generally be dependent on relationships with third parties, including relationships with suppliers and customers, and alliances or joint ventures with other players within the non-PVC and bioplastics industry. While we presently utilize various suppliers for our products, we are currently dependent on certain key suppliers for our products. The loss of one or more of these key suppliers could have a negative impact on our profitability. Accordingly, our success will be significantly dependent upon our ability to establish and manage successful strategic alliances with third parties and on the performance of these third parties. These third parties may not regard their relationship with us as important to their own business and operations, and there is no assurance that they will commit the time and resources to our joint projects as is necessary, or that they will not in the future reassess their commitment to our business. Furthermore, these third parties may not perform their obligations as agreed. In the event that a strategic relationship is discontinued for any reason, our business, results of operations and financial condition may be materially adversely affected.

In addition, our products are sourced from Asia through various manufacturers. We do not control these suppliers or the quality of their goods. If these suppliers do not fulfill orders to our satisfaction, our customers may not purchase from us in the future, and such loss of customers could have an adverse impact on our profitability.

A substantial portion of the technology and materials used in our business is licensed from third parties. Our inability to obtain such technology and materials as and when due may adversely impact our profitability.

We have entered into distribution agreements with certain third-party manufacturers in order to gain access to the alternative plastics materials we market, including our current agreements with three manufacturers. As we are dependent on such third parties for our products, the arrangements with these third parties, and arrangements with future manufacturers and licensors, will be critical to our success in marketing our products profitably. These agreements provide us such access to required materials for specified initial time periods, and there is no guarantee that these third parties will renew the contracts upon expiration of the initial terms. The inability to renew these agreements for additional terms could have a material adverse on our business and financial condition.

Further, we cannot control these third third-party manufacturers and licensors, their performance or the resources that they devote to our business operations. Consequently, the delivery of our required materials, in the amounts and at the times requested, is entirely within the control of these third parties. Therefore, we cannot guarantee that we will always have access to the materials we need from such licensors in the amounts or at the times needed. Systematic and repeated delays in delivering orders as and when due, as a result of delays in delivery by the underlying manufacturer or licensor, could have a material adverse on our business and financial condition.

Although we presently obtain a substantial of the materials used in our products from third parties, it is possible that other third parties may claim that we infringe their intellectual property by our use of such materials, and we could suffer significant litigation or licensing expense as a result.

 Various U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in areas relevant to non-PVC and bioplastics, their compositions, formulations and uses, and processes for their production. Although we presently own no patented technology in the non-PVC and bioplastics space, and we presently obtain a substantial of the materials used in our products from third parties, it is possible that other third parties may claim that we infringe their patents. In addition, because patent applications are maintained in secrecy for a period of time after they are filed, there may be currently pending applications, unknown to us, which may later result in issued patents that our licensed or owned technologies may infringe. If third parties assert claims against us alleging that we infringe their patents or other intellectual property rights, we could incur substantial costs and diversion of management resources in defending these claims, and the defense of these claims could have a material adverse effect on our business. In addition, if third parties assert claims against us and we are unsuccessful in defending against these claims, these third parties may be awarded substantial damages, as well as injunctive or other equitable relief against us, which could effectively block our ability to make, use, sell, distribute, or market our products and services in North America. We cannot currently predict whether a third party will assert a claim against us, or pursue infringement litigation against us; nor can we predict the ultimate outcome of any such potential claims or litigation.

We may not be successful in identifying market needs for new technologies and developing new products to meet those needs, and our failure to do so may render our existing products and technologies obsolete in the marketplace.

 The success of our business model depends on our ability to correctly identify market opportunities for non-PVC and biologically produced plastics, chemicals and energy. We intend to identify new market needs, but we may not always have success in doing so, in part because the markets for new materials and other products are not well developed. We compete in a field that is relatively new and steadily changing and advancing. The products that are derived from these technologies may not be applicable or compatible with the demands in existing markets. Our existing products and technologies may become uncompetitive or obsolete if our competitors adapt more quickly than we do to new technologies and changes in customers' requirements. Furthermore, we may not be able to identify new opportunities as they arise for our products since future applications of any given product may not be readily determinable, and we cannot reasonably estimate the size of any markets that may develop. If we are not able to successfully develop new products, we may be unable to increase our product revenues.

We may face substantial competition in several different markets, with competitors with significantly greater resources, and that may adversely affect our results of operations.

 We currently specialize in supplying non-PVC plastic materials, and are not away of any competitors specializing in the supply of non-PVC plastics. While our non-PVC products are not typically bioplastics (although we do sell bioplastic shopping bags), however, like bioplastics our non-PVC products are considered eco-friendly alternatives to conventional plastics. Therefore, as a supplier of non-PVC plastic materials, we believe that we may face competition not just from conventional petroleum-based plastic manufacturers but also from manufacturers and suppliers of bioplastics, who market such products as eco-friendly alternatives to traditional plastics.

Our competitors in the pure bioplastic space include, but are not limited to NatureWorks, Novamont in PLA and starch-based biodegradables, as well as all of the producers of petroleum-based plastics. Many of these competitors may have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers or other third parties. Accordingly, new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current or new competitors.

We intend to expand by marketing our products to one or more large-volume customers. The loss of one or more large customers could have a negative impact on profitability.

We intend to target large-volume customers to purchase our products, in addition to other medium sized customers. The loss of one or more such large customers could have a significant negative impact on our profitability.

We will incur increased costs as a result of becoming a reporting company, and given our limited capital resources, such additional costs may have an adverse impact on our profitability.

Following the effectiveness of this Form 10 Registration Statement, we will be a Securities and Exchange Commission (“SEC”) reporting company. Prior to this time, we have not filed reports with the SEC and had no history operating as a reporting company. In addition, the Sarbanes-Oxley Act of 2002, as well as a variety of related rules implemented by the SEC, have required changes in corporate governance practices and generally increased the disclosure requirements of public companies. For example, as a result of becoming a reporting company, we will be required to file periodic and current reports and other information with the SEC and we must adopt policies regarding disclosure controls and procedures and regularly evaluate those controls and procedures. As a reporting company, we will incur significant additional legal, accounting and other expenses in connection with our public disclosure and other obligations.

The additional costs we will incur in connection with becoming a reporting company will serve to further stretch our limited capital resources. In other words, due to our limited resources, we may have to allocate resources away from other productive uses in order to pay off any expenses we incur in order to comply with our obligations as an SEC reporting company. Further, there is no guarantee that we will have sufficient resources to meet our reporting and filing obligations with the SEC as they come due.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Exchange Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we will be required, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2008, to include in our annual reports on Form 10-K, our management’s report on internal control over financial reporting and the registered public accounting firm’s attestation report on our management’s assessment of our internal control over financial reporting. We intend to prepare an internal plan of action for compliance with the requirements of Section 404. As a result, we cannot guarantee that we will not have any “significant deficiencies” or “material weaknesses” within our processes. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Exchange Act, which could adversely affect our business.

We may not have adequate insurance and may have substantial exposure to payment of product liability claims.

The marketing and sale of our products may involve product liability risks. Although we currently have product liability insurance, we may not be able to maintain our current coverage at an acceptable cost, if at all. In addition, our insurance may not provide adequate coverage against potential losses. If claims or losses exceed our liability insurance coverage, we may go out of business.

There are risks associated with conducting business operations with foreign countries, including political and social unrest, which may adversely affect our operations and consequently our profitability.

Our primary suppliers are located in foreign countries, particularly in Asia. Accordingly, we are subject to risks not typically associated with ownership of U.S. companies and therefore should be considered more speculative than investments in the U.S.

Our operations could be affected in varying degrees by political instability, social unrest and changes in government regulation relating to foreign investment, the alternative plastics industry, and the import and export of goods and services. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation.

There are risks associated with conducting business operations with foreign countries, including the ability to effectively monitor product quality.

Our primary suppliers are located in foreign countries, from which we have secured distribution rights for certain non-PVC and bioplastic materials and products. Since we do not assemble or otherwise manufacture these products, we are subject to risks associated with the quality-control infrastructure at these manufacturers. We endeavor to identify quality manufacturers with the highest quality products, however, since we are not in control of the actual manufacture or production of these materials, we cannot guarantee the quality of their production.

Fluctuations in Asian currencies to U.S. dollar exchange rate may adversely affect our reported operating results.

We have significant relationships with suppliers in Asia, including China and Taiwan, and thus will be affected by the strength of the U.S. dollar relative to the currencies of such foreign countries. A decline in the value of the dollar relative to these foreign currencies could negatively affect our actual operating costs in U.S. dollars and our reported results of operations, since we may have to pay more for the same products. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into any such currency hedging transactions in the future or, if we do, that these transactions will successfully protect us against currency fluctuations.

Risks Relating to Our Common Stock

Our stock is thinly traded, so you may be unable to sell your shares at or near the quoted bid prices if you need to sell a significant number of your shares.

We have been recently cleared for trading on the Pink Sheets. Shares of our common stock could be thinly traded on the Pink Sheets LLC electronic trading platform, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares.

Our existing directors, officers and key employees hold a substantial amount of our common stock and may be able to prevent other shareholders from influencing significant corporate decisions.

As of March 31, 2008, our directors and executive officers, beneficially owned approximately 69.5% of our outstanding common stock. These directors and executive officers, if they act together, may be able to direct the outcome of matters requiring approval of the shareholders, including the election of our directors and other corporate actions such as:

•	our merger with or into another company;

•	a sale of substantially all of our assets; and

•	amendments to our articles of incorporation.

The decisions of such shareholders may conflict with our interests or those of our other shareholders.

The market price of our stock may be adversely affected by market volatility.

The market price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including:

•	fluctuation in the world price of crude oil;

•	market changes in the bioplastics industry;

•	actual or anticipated variations in our operating results;

•	our success in meeting our business goals and the general development of our proposed operations;

•	general economic, political and market conditions in the U.S. and the foreign countries from which we presently license products; and

•	the occurrence of any of the risks described in this Form 10.

Obtaining additional capital though the sale of common stock will result in dilution of shareholder interests.

We may raise additional funds in the future by issuing additional shares of common stock or other securities, which may include securities such as convertible debentures, warrants or preferred stock that are convertible into common stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock. Additionally, the existing options, warrants and conversion rights may hinder future equity offerings, and the exercise of those options, warrants and conversion rights may have an adverse effect on the value of our stock. If any such options, warrants or conversion rights are exercised at a price below the then current market price of our shares, then the market price of our stock could decrease upon the sale of such additional securities. Further, if any such options, warrants or conversion rights are exercised at a price below the price at which any particular shareholder purchased shares, then that particular shareholder will experience dilution in his or her investment.

We are unlikely to pay dividends on our common stock in the foreseeable future, therefore you may not derive any income solely from ownership of our stock.

We have never declared or paid dividends on our stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future, and it is unlikely that investors will derive any current income from ownership of our stock. This means that your potential for economic gain from ownership of our stock depends on appreciation of our stock price and will only be realized by a sale of the stock at a price higher than your purchase price.

Trading of our stock may be restricted by the Securities and Exchange Commission's penny stock regulations, which may limit a shareholder's ability to buy and sell our stock.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

18. Please expand the second risk factor on page 14 to disclose that your accountants have issued a “going concern” opinion and whether you believe you have sufficient capital resources to continue operations for the next 12 months. In addition, please expand the last risk factor on page 14 to discuss how an ability to obtain financing would affect your operations and your ability to implement your business plan.

Company Response

We will expand our discussion of this risk factor as requested. Please refer to our response herein to Comment 17 of your June 2, 2008 letter.

19. Please explain the purpose of your third risk factor relating to bank financing and why this presents a material risk of which investors should be aware. For example, clarify whether you have a need for additional financing and, if so, what sources you intend to utilize.

Company Response

We will expand and clarify our discussion of this risk factor as requested. Please refer to our response herein to Comment 17 of your June 2, 2008 letter.

20. In the second risk factor on page 15, please disclose that none of your employees is subject to an employment agreement.

Company Response

We will revise our discussion of this risk factor as requested. Please refer to our response herein to Comment 17 of your June 2, 2008 letter.

21. The risk factor on page 17, “We face and will face substantial competition in several different markets. . .” is unclear in light of your statement on page 13 that you are “not aware of any competitors who specialize in supplying non-PVC plastics in the United States.” Please revise your risk factor to be more specific or delete it.

Company Response

We have revised the risk factor referenced above to make clear that while we are not aware of any competitors specializing in the distribution of non-PVC plastic materials, we consider certain other players in the overall plastic market to be our competitors. Please refer to our response herein to Comment 17 of your June 2, 2008 letter for further clarification on this point.

22. Please revise the risk factor on page 17 that discusses your intended rapid growth to provide the basis for this belief. Considering you are just starting operations and have limited resources, this risk factors seems contrary to your disclosure elsewhere in this registration statement.

Company Response

We will revise the Form 10 to delete our discussion of this risk factor.

ltem 2. Financial Information, page 21

Critical Accounting Policies, page 21

23. Please note critical accounting policies should supplement, not duplicate or reference a reader to, the summary of significant accounting policies in the notes to the financial statements. Please revise this discussion and identify the most critical accounting estimates impacting these financial statements and discuss the material implications of uncertainties associated with the methods and assumptions underlying each identified accounting estimate. The disclosure should also provide insight into the quality and variability these estimates have on your operating performance by disclosing the effects that a two percent change in estimate would have on earnings, if the change was material. See Section V. of SEC Release No. 33-8350.

Company Response

We will revise the Form 10 to identify the most critical accounting estimates impacting the financial statements included with the Form 10. Specifically, we will revise the Form 10 in this regard as follows:

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported assets, liabilities, sales and expenses in the accompanying financial statements. Critical accounting policies are those that require the most subjective and complex judgments, often employing the use of estimates about the effect of matters that are inherently uncertain. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, bad debts, impairment of long-lived assets, accrued liabilities and certain expenses. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions. Certain critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the Note 1 to the Financial Statements included in this Form 10. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our consolidated results of operations, financial position or liquidity for the periods presented in this Form 10.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments, none of which are held for trading purposes, approximate carrying values of such amounts.

Revenue Recognition

Revenue is recognized when title passes from the Company to the customer, generally when product is received by the customer, using F.O.B. destination terms. Accounts receivables are presented at the amounts collected for which no reserves have historically been required. No amount of receivables serves as collateral for borrowings.

In accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, beginning in January 2006 with orders booked, we began acting as a principal in the revenue transactions, assuming the risks and reward of ownership until a sale is complete by assuming general inventory and credit risks, being the primary obligor in the transaction and having latitude in establishing price and supplier selection as set forth in EITF 99-19.

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), as amended. SAB 104 requires that the following four basic criteria must be met before revenue can be recognized: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the fee is fixed and determinable; and 4) collectibility is reasonably assured.

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” shipping revenue is recognized in the period when gross sales are recognized, for those customer orders where we charge the customer for delivery of their products.

The Company does not have rights of product returns with its customers, however the return of products, which are non-conforming would be replaced. The Company does not provide for product warranties.

Fees are also generated for management services provided to Patridge & Company, a company in which William Patridge, our President and principal stockholder, is the President. These fees are recognized monthly when the services occur.

Cash

For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

We maintain our cash in bank deposit accounts, which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts.

Inventory

Inventory consists of finished goods including freight and is valued at the lower of cost (weighted average method) or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Estimated lives of major classes of property and equipment are automobiles (6 years), computer equipment, telephone equipment, camera equipment and computer software (3 to 4 years) and furniture and fixtures and leasehold improvements (10 years). The Company has no betterments or renewals. Repairs and maintenance is expensed as incurred.

Stock-Based Compensation

Commencing January 1, 2006, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment” (“SFAS 123R”), which requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on fair values. The effect on net income upon adoption of SFAS 123R was not materially different than as reported if the fair-value-based method had been applied to all outstanding and unvested awards.

Shipping and Handling Charges

For customers whom we arrange shipping and handling charges, these charges are included in costs of goods sold.

Results of Operations, page 21

24. The transition of offering one product line to offering two distinctly different product lines is a significant economic change and you should include a comprehensive analysis of the material impacts both business activities had on revenue, profits and loss in the comparative periods. For example, please elaborate about the revenue and cost of revenues in the flooring and yoga mats business unit as well as the plastics product line business unit and then explain how the transition impacted your consolidated results of operations. You should include overall changes in dollar values and percentage terms as well as discuss changes within product mix for both business units in order to explain the significant underlying reasons for the year over year change in the business activities. See Item 303(a)(3) of Regulation S-K.

Company Response

We will add the following additional wording after the second sentence in the Revenues and Gross Profit section in Results of Operations. “These repositioning changes were a result of a shift from wood flooring sales, due to a nationwide weak housing market, and a revamped business strategy to optimize the opportunities available in the rapidly growing eco-conscious industries, specifically targeting plastic replacements.”

The following wording will be added after the current third sentence in that paragraph. “Our product mix changed between years from approximately 80% revenues from wood flooring and approximately 20% from foam products (consisting of yoga mats and underlayment for flooring) in 2006 to approximately 40% from wood flooring and approximately 60% from the foam products mentioned above in 2007. The revenue dollar changes were a decrease of $951,759 from wood flooring and an increase of $44,045 from foam products between years. As we reposition our company into selling our ecoPlastic™ and ecoFoam™ lines into additional products besides yoga mats and underlayment for flooring, we anticipate product mix fluctuations to continue to occur during 2008.”

We will revise the Form 10 to discuss gross profit in a separate paragraph. We cannot provide additional discussion related to costs and operating loss impacts between our two product lines of wood flooring and foam as our financial systems did not track this breakdown and the cost and effort to provide would be too large of a burden for us operating as a smaller reporting company. We will evaluate our financial systems during 2008 to determine if we can provide such breakdowns for future financial information reporting.

25. In light of the fact that the company is operating in a new line of business, please revise this section as appropriate to disclose any known trends or uncertainties that are reasonably likely to have a material effect on the registrant’s financial condition or results of operations. See SEC Release No. 34-6835 (May 18, 1989) available at http://www.sec.gov/rules/interp/33-6835.htm. For example, please disclose any trends in the bioplastics industry that have or are likely to occur that would affect the company such as trends with respect to pricing, suppliers and customers.

Company Response

We will amend the Form 10 to disclose any trends in the marketplace that may have an impact on our company as requested. Specifically, we will add the following to the end of the second paragraph under Other Expense and Net Loss included in our “Results of Operations” discussion:

Although the demand for our eco-friendly products could increase as more attention is given to “green” product initiatives, since our current ecoPlastic™ and ecoFoam™ products are either petroleum based or corn based, the fluctuating and recently increasing prices of both oil and corn may have an unfavorable impact on our product costs and our ability to generate revenues by passing on these higher costs to our customers. The recent falling U.S. dollar could also impact us negatively in price negotiations with our Asian manufacturers.

26. Please quantify, in dollars and percentage terms, each of the reasons you cite as a material factor impacting the increase in operating expenses. For example you disclose the primary reason for the $329,000 year over year increase is due to hiring additional employees, but it is unclear how many of the 13 employees were recent 2007 hires or how much of the increase is attributable to new hires.

Company Response

We will amend the Form 10 as requested above. Specifically, we will revise the last sentence under Operating Expenses included in our “Results of Operations” discussion as follows:

This increase was due partially to the hiring of a Senior Vice-President of Sales in December, 2006 and two additional employees hired (Executive Vice-President and Operations Manager) during the fall of 2007 to execute our growth plans resulting in higher payroll cost increases of $102,610 or an increase of 22.0%. Additionally, we incurred higher travel cost increases of $122,769, or a 91.0% increase, to call on customers and suppliers. Stock option expense increased by $59,077 or 113.9% under Statement of Financial Accounting Standard (“SFAS”) No. 123R resulting from a higher number of granted stock options in 2007. We also incurred higher postage expenses increases of $30,607 or an increase of 167.7% primarily due to shipping more sample products from our Asian manufacturers to both our offices and to customers and potential customers.

Liquidity and Capital Resources, page 22

27. Your discussion should quantitatively identify how you expect to meet your short and long-term cash requirements and maintain operations. For example, discuss that 2008 expected cash outflows includes $493,906 in debt maturities, $47,448 in lease payments, a working capital deficiency of $803,000 and your average monthly operating cash outflow in 2007 is approximately $96,000. Then explain if your recent offering will satisfy these demands and if you will need additional financing to support operations, the probability financing will be available to you in the future and the potential dilutive effects of issuing additional shares See Item 303(A)(2) of Regulation S-K.

Company Response

We will amend the Form 10 as requested in Comment 27 of your June 2, 2008 letter. Specifically, we will add the following language under “Liquidity and Capital Resources” at the end of the third paragraph:

Based on the proceeds from this offering and operating activities of our business, we anticipate requiring additional cash to fund our operations starting July 2008. We anticipate this funding to come from loans from William Patridge, our President, convertible debt bridge financing during the second half of 2008 from outside investors up to $1 million, and additional debt or equity financing in late 2008 or early 2009 between $5 million to $10 million. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock. The proceeds from our Rule 504 offering and the additional financing anticipated will be required to meet our 2008 debt maturities of $493,906, of which $86,600 will not be required to be paid as it represents convertible debt that was converted into common stock during the first quarter of 2008. $380,000 of the current debt maturities is owed to William Patridge. Under the terms of his agreement, the Company will not be in default until January 1, 2009 if these payments are not made. Our financing will also need to pay lease commitments of $47,448 during 2008, pay down current liabilities of accounts payable and accrued liabilities of $560,305 and to fund our monthly operating activities during 2008.

Our capital commitments anticipated for 2008 include the potential acquisition of Vinyl Trends, Inc., which, if consummated, would require a purchase in a combination of cash and Company stock. Definitive terms have not been established, however we would require additional financing capital through the sale of additional equity and/or debt securities to consummate this acquisition. No assurance can be given that we will have sufficient capital available to make this acquisition.

28. In consideration of 2008 debt maturities you should also discuss and analyze any reasonably likely material default in debt covenants including:

•	the steps management is taking to avoid the default;

•	the steps management intends to take to cure, obtain a waiver of or otherwise address the default;

•	the impact or reasonably likely impact of the default (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

•	alternate sources of funding to pay off resulting obligations or replace funding.

See Section IV.B.2.C of SEC Release No. 31-8350.

Company Response

We believe that the proposed revision set forth herein in response to Comment 27 of your June 2, 2008 letter sufficiently responds to the comment raised in Comment 28 above.

29. For additional MD&A guidance, please refer to Item 303 of Regulation S-K as well as the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation, which is located at http://www.sec.gov/rules/interp/33-8350.htm.

Company Response

We have reviewed additional MD&A guidance per Item 303 of Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation and incorporated that guidance into our revisions above.

Item 3. Properties, page 23

30. Please file the lease agreement between the company and Main and Second Street LLC as an exhibit to the Form 10.

Company Response

We will revise the Form 10 to file as an exhibit thereto a copy of the above-referenced lease.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 23

31. Disclose, by footnote or otherwise, the natural person(s) who controls T Squared Investments LLC and RBC Capital Markets Corp. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).

Company Response

As requested, we will revise the Form 10 to disclose beneficial ownership of the shares held by the entities identified in the “Security Ownership of Certain Beneficial Owners and Management” table.

Item 5. Directors and Executive Officers, page 24

32 Please revise the biographical information for each of the officers and directors to add the dates of each position held so that his or her principal occupation for the last five years is clear. See Item 401(e) of Regulation S-K.

Company Response

As requested, we will revise the Form 10 to include specific dates for each position held by our directors and named executive officers.

Item 6. Executive Compensation, page 25

33. Please revise the Summary Compensation Table so that it conforms to the requirements of Item 402(n) of Regulation S-K.

Company Response

As requested, we will revise the Summary Compensation Table so that it conforms to the requirements of Item 402(n) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 27

34. Please file any agreements evidencing the related party transactions, including the management services provided to Patridge & Company and the loan payable to Mr. Patridge, as exhibits to the Form 10, or tell us why you do not believe they are material.

Company Response

There are no agreements evidencing the management services we provide to Patridge & Company. Further, as explained in response to Item 10 to the Staff’s June 2, 2008 letter, we do not consider the management services we provide to Patridge & Company a line of business for our company, or the revenues generated therefrom to be material.

There are no agreements per se evidencing our indebtedness to Mr. Patridge as disclosed in our financial statements and related-party disclosures in the Form 10. There is, however, a one page promissory note evidencing the indebtedness and outlining our payment obligations during the term of the loan, which we will file as an exhibit to the Form 10.

35. Quantify the amount of rent that has accrued but not been paid under the lease agreement to date.

Company Response

As requested, we will revise the Form 10 to quantify the amount of rent accrued but unpaid under the lease agreement.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters, page 29

36. You disclose that your trading symbol is “ECOL;” however, it appears that your trading symbol is actually “ECOI” Please advise or revise.

Company Response

We will revise the Form 10 to clarify that our trading symbol is “ECOI.”

37. We note you state that your common stock will “list” on the Pink Sheets. Please revise to state that your stock will “quote” on the Pink Sheets

Company Response

As requested, we will revise the Form 10 to state that our common stock will “quote” on the Pink Sheets.

38. Since there currently is no public trading market for your common stock in the United States, please include all of the disclosure required by Item 201(a)(2) of Regulation S-K, including the number of shares that could be sold under Rule 144.

Company Response

We will revise the Form 10 to include the information requested in Comment #38 above. Specifically, we will revise the Form 10 to disclose the following:

As of March 31, 2008, there were 3,154,500 outstanding options, and no warrants, to acquire shares of our common stock. Additionally, as of March 31, 2008, there were 765,615 shares of our Series A Convertible Preferred Stock convertible into 7,656,150 shares of our common stock. In addition, there are no shares of our common stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or that we have agreed to register under the Securities Act for sale by security holders, or that are being, or proposed to be, publicly offered by us.

Item 10. Recent Sales of Unregistered Securities, page 30

39. In order to ease an investor’s understanding of prior sales of stock, please disclose the per share price for each of the offerings disclosed.

Company Response

We will revise the Form 10 to disclose the price per share for each of the offerings disclosed therein.

Item 11. Description of Securities to be Registered, page 31

40. On this page you disclose that 16,513,334 common shares are issued and outstanding as of March 31, 2008. Please tell us how this reconciles with the 16,932,598 shares disclosed to be beneficially owned on page 23. We note the amount on page 23 includes shares issuable upon conversion of preferred stock, stock options and notes, but the aggregate of issuable shares does not equal the difference between the above amounts.

Company Response

The 16,932,598 shares of our common stock disclosed as beneficially owned on page 23 of the Form 10 is limited to shares (including common stock issuable within a 60-day window) owned by our directors, executive officers and shareholders holding greater than 5% of our issued and outstanding common stock. This number includes approximately 7,656,150 shares of common stock issuable upon conversion of our Series A preferred stock.

By contrast, the 16,513,334 common shares disclosed as issued and outstanding as of March 31, 2008 comprises current shares of our common stock held by all persons (including our directors, executive officers and 5% or more shareholders), and excludes any common stock underlying derivative securities exercisable within a 60-day window).

The table below reconciles the two figures, which are disclosed in the Form 10 as of March 31, 2008:

Number of Shares
Total Common Stock Issued and Outstanding (as of March 31, 2008)	16,513,334

Less Common Stock Not Beneficially Owned by Directors, Officers and 5% or more Shareholders	(7,443,551)

Plus Common Stock Issuable Upon Conversion of Preferred Stock Held by Directors and Officers	7,656,150

Plus Common Stock Issuable Under Options Held by Directors, Officers and 5% or more Shareholders (within 60 days of March 31, 2008)	206,665

Beneficial Ownership Reported on p.23 of Form 10	16,932,538

Item 13. Financial Statements and Supplementary Data, page 33

41. Please advise or revise your registration statement to include unaudited interim financial statements by Rule 8-08 Regulation S-X. See Item 13 in the Text of Form 10.

Company Response

As requested, we will amend the Form 10 to include the unaudited interim financial statements required under Rule 8-08 Regulation S-X.

Balance Sheets, page F-2

42. Please tell us why the related party receivables with Partridge & Company are classified as current. The disclosure in paragraph one of page 28 indicates these receivables are increasing without payment. See paragraph four in Chapter Three of ARB 43.

Company Response

The related party receivable with Patridge & Company is classified as current receivable because there is a likelihood of collection within the next twelve months, by December 31, 2008. Even though the prior balances have not been paid, the likelihood for payment during 2008 exists.

43.	Please revise and disclose that the preferred stock is convertible.

Company Response

We will revise the line in the balance sheet to show “Convertible Preferred Stock, par value $.001, convertible (10 common for 1 preferred), 20,000,000 shares authorized; 765,615 shares issued and outstanding as of December 31, 2007 and 2006”. The preferred stock is also currently described as convertible in footnote (8) to the financial statements.

Statements of Operations, page F-3

44. Please reclassify stock option expense within line items that currently include cash compensation paid to the same employees. See SAB Topic 14.F.

Company Response

We will reclassify stock option expense into the selling, general and administrative line that includes cash compensation paid.

45. Please explain the underlying reasons for presenting sales commissions, freight income and sales adjustments as revenue rather than other income. See the definitions in Rules 5-03(b)(l) and (7) of Regulation S-X.

Company Response

Per EITF 00-10, Accounting for Shipping and Handling Fees and Costs, freight income is shown as revenues as these are shipping amounts billed to customers related to the sale of products. Sales commissions are included in revenues because they represent commissions earned related to the Company’s sales operations, which were recorded on the net revenue method per EITF 99-19, during the time when the Company did not act as a principal in the revenue transactions, by not assuming the risks and reward of ownership until the sale was complete. Beginning in January 2006 with orders booked, the Company records revenue on a gross revenue basis as the Company began acting as a principal in the revenue transactions, assuming the risks and reward of ownership until a sale is complete by assuming general inventory and credit risks, being the primary obligor in the transaction and having latitude in establishing price and supplier selection as set forth in EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Sales adjustments are credits given on the sale of products and should be shown as revenues as they offset product sales, however we will combine these adjustments with gross sales for presentation purposes.

Statements of Cash Flows, page F-5

46. Please disclose the amount of interest paid in each year presented. See paragraph 27 of SFAS No. 95.

Company Response

The amount of interest paid each year is currently shown on the face of the cash flows statements as a separate line under “supplemental disclosure of cash flow information.”

Notes to Financial Statements, page F-6

47. We note there is no segment disclosure. Please tell us if you determined you have only one reportable segment. If so, please tell us the number of operating segments identified and the basis for aggregating them into reportable segments, as applicable. Specifically tell us how you determined business activities for wood flooring, yoga mats and environmentally friendly plastic products exhibit similar long-term economic characteristics and are also similar with respect to all of the aggregating criteria in paragraph 17 of SFAS No. 131. Alternatively, if you determine you have multiple reporting segments, please include the disclosures required by paragraphs 25 through 27 of SFAS No. 131.

Company Response

Per review of SFAS No. 131, we have determined that we have only one segment based on economic characteristics. Our product lines of wood flooring, yoga mats and environmentally friendly plastic products do not have separate management, sales personnel or operations areas. The profit margins, customer types and distribution methods, and steps from initial customer order to sales completion are similar. Per review of SFAS No. 131, an operating segment is a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c. For which discrete financial information is available.

Our product lines of wood flooring, yoga mats and environmentally friendly plastic products do not meet the components of items (b) and (c) above.

48. Please also include the disclosures required by paragraph 37 of SFAS No. 131 and Item 10l(h)(i) of Regulation S-K, as applicable.

Company Response

We have added the disclosure below to Footnote (1) Summary of Significant Accounting Policies starting with our March 31, 2008 interim financial results. We have also reviewed Item 101 of Regulation S-K for compliance.

Segment Reporting. In accordance with Statement of Financial Accounting Standards No. 131 Disclosures about Segments of an Enterprise and Related Information, the Company has reviewed its business activities and determined that multiple segments do not exist to be reported.

(1) Summary of Significant Accounting Policies, page F-6

49. Please expand the present accounting policy disclosures for those principles that materially affect your financial position, results of operations and cash flows. See paragraph 12 of APB 22. For example, a review of your filing indicates these disclosures may be applicable;

•	Product development costs;

•	Capitalized software costs;

•	Rights of product returns;

•	Warranty costs; and

•	Revenue from other sources (e.g. commissions and freight);

Company Response

The following disclosures will be added to our financial statements revenue recognition footnote (1), per APB 22 paragraph 12 (Disclosure of Accounting Policies) and in accordance with EITF 00-10 (Accounting for Shipping and Handling Fees and Costs):

“In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” shipping revenue is recognized in the period when gross sales are recognized, for those customer orders where the Company charges the customer for delivery of their products.”

We will also change the line description on the face of the Income Statement from “Freight Income” to “Shipping Revenue”.

We will add the following disclosures to our financial statements revenue recognition footnote (1):

“The Company does not have rights of product returns with its customers, however the return of products, which are non-conforming would be replaced. The Company does not provide for product warranties.”

Note that sales commissions are carryover from the prior method of recording sales on a net method as discussed in our response to Comment #45 above. Sales commissions no longer exist as of January 1, 2007. Product development costs and capitalized software costs are not applicable to us. There are no other disclosures that would materially affect the determination of financial position, changes in financial position, or results of operations.

50. Trade and related party receivables are material component of your balance sheet. Please advise or revise to include a policy note for trade receivables, credit losses and allowance for doubtful accounts as set forth in paragraphs .13.b and c. of SOP 01-6.

Company Response

Currently in footnote (1) under revenue recognition, it states “accounts receivables are presented at the amounts collected for which no reserves have historically been required.” No reserves have historically been needed as all accounts receivable balances have been collected through December 31, 2007. Therefore, a separate policy footnote will be added in future financial statements when we experience credit losses or establish an allowance for doubtful accounts.

51. Please further disclose, in tabular format or footnote, major receivable categories, the allowance for credit losses and doubtful accounts and amounts past due ninety days for each balance sheet presented. See paragraph .l3.e. and g. of SOP 01-6. Please also disclose the amount of receivables serving as collateral or state they do not serve as collateral, as applicable. See paragraph .13.i. of the SOP.

Company Response

We will add disclosure in revenue recognition footnote (1) of “no amount of receivables serves as collateral for borrowings”. When credit losses occur, allowances for doubtful accounts are established, and any accounts receivable amounts are past due ninety days, we will disclose this in future financial statements. We have currently disclosed the amount in accounts receivable due from related parties on the face of the balance sheet.

(3) Property and Equipment, page F-12

52. Please disclose whether any assets are pledged as security for loans and the accounting treatment for repairs and maintenance, betterments and renewals. Please also disclose the estimated lives of each major class of assets.

Company Response

We will add the following disclosures to our financial statements in the property and equipment footnote (3). “Automobiles with a net book value of $46,905 are collateralized against automobile loan balances of $49,923, as of December 31, 2007.” We will add the following disclosure to our financial statements in the Summary of Significant Accounting Policies property and equipment footnote (1). ““Estimated lives of major classes of fixed assets are automobiles (6 years), computer equipment, telephone equipment, camera equipment and computer software (3 to 4 years) and furniture and fixtures and leasehold improvements (10 years). Repairs and maintenance is expensed as incurred. The Company has no betterments or renewals.”

(5) Loans Payable and Accrued Interest, page F-13

53. With respect to the automobile loans disclosed in Note 5, please advise us as to whether these loans are for cars used by executive officers of the company. If so, please disclose such loans, as appropriate, in the Summary Compensation Table.

Company Response

We have two automobile loans used primarily for business purposes. One automobile was used by Robert Bury, an executive officer. The other automobile was used by a non-executive. In the Summary Compensation Table, the personal use of Robert’s automobile (“fringe” benefit) was listed as “other annual compensation” item and disclosed in footnote (4) in that table. We do not believe that the business portion of the loan should be disclosed in the Summary Compensation Table.

54. Please explain how you determined the convertible promissory notes did not represent a conditional obligation to issue a variable number of common shares, as discussed in paragraph 12 of SFAS No. 150, and require you to initially record the instrument at its fair value with subsequent changes in fair value recognized in earnings. Include in your consideration the monetary value of the obligation is a fixed monetary amount settleable with a variable number of shares as discussed in paragraph 12.a. of the Statement.

Company Response

The convertible promissory notes were classified as liabilities on the balance sheet at issuance, as they represented a fixed monetary amount known at inception per paragraph 12.a. of SFAS No. 150. During the entire time period the notes were outstanding - issuance dates (starting December, 2006), settlement date (March, 2008) and each fiscal yearend date while the notes were outstanding (12/31/06 and 12/31/07), the estimated fair market value of our stock did not change, therefore there were no changes in fair value that would need to be recognized in earnings. The monetary value of the obligation was predominantly based on a fixed monetary amount know at inception per SFAS No. 150 Appendix A paragraph A19, therefore by classifying the notes as liabilities at issuance at the face value of the notes, we met the requirements of SFAS No. 150.

(6) Related Party Transactions, page F-I5

55. Please disclose whether the lease agreement is collateralized, if it contains fixed payment terms and if unpaid payments are interest bearing. If so, please include the pertinent details of these provisions or state the lease does not contain these provisions, as applicable.

Company Response

We will add disclosures in the related party transaction footnote (6) that the rental agreement with Main and Second Street LLC is not collateralized. The monthly terms are set at a fixed priced, which can increase with notification from Main and Second Street LLC. The unpaid payments shown as a liability are non-interest bearing. (Note that starting January 1, 2008, monthly rental payments have been made by the Company to Main and Second Street LLC).

(8) Convertible Preferred Stock, page F-16

56. Please expand your note to disclose the pertinent rights and privileges of your convertible preferred stock. For example, please include but do not limit the discussion to include:

•	Dividend, liquidation, or call preferences;

•	Participation rights;

•	Conversion prices or rates and pertinent dates; and

•	The right to 10 votes per share in relation to common stock rights.

Alternatively, please disclose when any of these rights is inapplicable or consistent with those of the common class. See paragraphs four and five of SFAS No. 129.

Company Response

We will add disclosures in the convertible preferred stock footnote (8) that the “rights and privileges of the convertible preferred stock include dividend rights and that there are no liquidation preference or call preferences”. Note that the conversion and voting rights are currently disclosed in footnote (8) to the financial statements as “Each share of preferred stock may be converted into ten shares of common stock as fully paid and non-assessable common stock and carries ten to one voting rights”. We will additionally add that “the preferred stock does not carry any other rights other than the foregoing.”

57. We note the 765,615 preferred shares issued to William Partridge were immediately convertible into about 7.6 million common shares at a time the common shares were sold for approximately $0.15 per share. Please tell us your consideration of the preferred shares including a beneficial conversion option and your calculation of the intrinsic value for the conversion option at the commitment date, as applicable. Please include all applicable accounting pronouncements to support your conclusion.

Company Response

Per review of EITF Abstract 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Abstract 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the preferred shares had no beneficial conversion option and intrinsic value because they were issued at estimated fair market value at a point in time when there was no public trading vehicle for our common stock. Private sales of common stock prior to September 30, 2006, the effective date used for the preferred shares issued on November 10, 2006, were sold at $0.50 per share from February, 2005 through the most recent sale in December, 2005. The anticipated Rule 504 offering price per share, which was submitted in our prospectus on November 27, 2006 and approved by the State of Nevada on January 24, 2007 was $0.15 per share. Therefore, the preferred shares were issued at $.325 per share, which is the average of $0.50 and $0.15 per share. On the date of issuance, we calculated that there was no intrinsic value based on the above.  Subsequent to the date of issuance, all new common stock issuances were made at $0.15 per share, which is a lower per share amount than the preferred share issuance cost of $0.325. Therefore, there was no beneficial conversion feature as the fair market value of $0.15 existed subsequent to November 10, 2006, and the preferred shares were issued at a higher amount than $0.15 per share.

(12) Guarantees, page F-20

58.	Please file the agreement evidencing the guarantee as an exhibit to the Form 10.

Company Response

The guarantee referenced is not an obligation of our company, rather it is a personal guarantee and limited to William Patridge, our President and majority stockholder. Therefore, we do not believe that it should be included as an exhibit to the Form 10.

(13) Subsequent events, page F-2l

59. Please tell us how you accounted for the conversion of promissory notes into common shares in the first quarter ended March 31, 2008. Please include the applicable accounting pronouncements to support your conclusion.

Company Response

The conversion of promissory notes into common stock completed during the first quarter ended March 31, 2008 was accounted for under guidance from EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. At the time of issuance, the beneficial conversion feature was calculated but not recorded as this feature was dependent on a future event as discussed in Footnote (5) in our December 31, 2007 financial statements. On the date of conversion, the short-term and long-term debt liability accounts were reduced to zero, accrued interest liability was reduced to zero, the amount of intrinsic value related to the beneficial conversion feature ($41,874, calculated as $167,495 converted debt times 25% discount) was recorded as a debit to interest expense and a credit to additional paid in capital. The par value of common stock issued was recorded to common stock and the amount above par to additional paid in capital. See below journal entry.

	DR	CR
Convertible Debt Short-term	80,000
Convertible Debt Long-term	85,000
Accrued Interest Liability	2,495
Interest Expense	41,874
Additional Paid in Capital-(beneficial conversion)		41,874
Common Stock		1,488
Additional Paid in Capital		166,007

Please direct questions regarding this letter or the Form 10 to Troy Gould P.C. (Attention: Ekong Udoekwere), counsel to ecoSolutions Intl, via telephone at (310) 789-1205, or via facsimile at (310) 789-1405.

Very truly yours, Jane Emkes Chief Financial Officer